VBI Vaccines Reports Rapid Seroprotection Results from an Interim Analysis of a Phase IV Postmarketing Study of its Sci-B-Vac™ Hepatitis B Vaccine

98.8% of Patients Seroprotected at Two Months Following Second Dose of Sci-B-Vac™

CAMBRIDGE, MA (November 14, 2016) – VBI Vaccines Inc. (Nasdaq: VBIV) (TSX: VBV) (“VBI”) today reported interim results from an ongoing Phase IV postmarketing study to evaluate Sci-B-Vac™, VBI’s licensed third-generation hepatitis B vaccine, in healthy adults.

In its interim analysis, Sci-B-Vac™ was found to be well-tolerated and demonstrated rapid onset of protection against the hepatitis B virus (“HBV”). Seroprotection rates, the percent of patients who produced an antibody response capable of preventing an infection, were as follows:

●	91.9% of study participants were seroprotected at Month 2, one month after receiving a second dose of Sci-B-Vac™.

●	98.8% of participants were seroprotected at Month 3, two months after receiving a second dose of Sci-B-Vac™, and prior to receiving a third dose.

“These interim results further demonstrate that Sci-B-Vac™ can safely and reliably be used to prevent HBV infection,” said Dr. Francisco Diaz-Mitoma, M.D., Ph.D., VBI’s Chief Medical Officer. “In addition, the results add to a growing body of evidence that suggests persons receiving Sci-B-Vac™ may develop seroprotection against HBV after receiving just two doses of the vaccine.”

“We are also in the process of eliciting feedback on our late-stage clinical development plan from European and North American regulatory bodies,” said Jeff Baxter, VBI’s President and CEO. “This encouraging data adds to our excitement about the potential of Sci-B-Vac™ to protect against HBV infection in major global markets.”

This Phase IV study is for routine quality control purposes and to support the existing licensure of Sci-B-Vac™ in Israel. The study is further designed to validate VBI’s new in-house reference standard vaccine for routine quality control purposes, in accordance with the European Pharmacopeia and Israeli Ministry of Health guidelines. The study also seeks to characterize the safety and immunogenicity of Sci-B-Vac™ to further support planned pivotal clinical trials in Europe and North America. VBI will continue to gather and analyze study data, with final results anticipated in the second half of 2017.

Study Design

This Phase IV study is an open label, single arm, single center clinical study now underway in Israel. VBI enrolled 88 healthy, HBV-seronegative males and females between 20 and 40 years of age. Study participants were vaccinated three times with 10 micrograms/ml of Sci-B-Vac™ at zero, one, and six months.

The primary endpoint is seroprotection rate. Successful seroprotection against HBV infection is defined by rate and by an anti-HBV surface antibody (anti-HBs) titer of ≥ 10 mIU/ml following immunization.

VBI Vaccines Inc. | 222 Third Street, Suite 2241 | Cambridge, MA 02142 | 617-830-3031 | info@vbivaccines.com	1

About Sci-B-Vac™

Sci-B-Vac™ is a licensed third-generation hepatitis B vaccine that has demonstrated safety and efficacy in over 300,000 patients. Sci-B-Vac™ is currently approved for use in Israel and in 14 other countries. In contrast to second-generation hepatitis B vaccines, which contain only one surface antigen (the S antigen), Sci-B-Vac™ contains the S antigen and the pre-S1 and pre-S2 surface antigens. The composition of Sci-B-Vac™ may provide more opportunities for the immune system to respond with antibodies that can recognize one or more components of the hepatitis B virus.

To learn more about Sci-B-Vac™, visit: https://www.vbivaccines.com/sci-b-vac/

About VBI Vaccines Inc.

VBI Vaccines Inc. (“VBI”) is a commercial-stage biopharmaceutical company developing a next generation of vaccines to address unmet needs in infectious disease and immuno-oncology. VBI’s first marketed product is Sci-B-Vac™, a hepatitis B (“HBV”) vaccine that mimics all three viral surface antigens of the hepatitis B virus; Sci-B-Vac™ is approved for use in Israel and 14 other countries. VBI’s eVLP Platform technology allows for the development of enveloped (“e”) virus-like particle (“VLP”) vaccines that closely mimic the target virus to elicit a potent immune response. VBI is advancing a pipeline of eVLP vaccines, with lead programs in cytomegalovirus (“CMV”) and glioblastoma multiforme (“GBM”). VBI is also advancing its LPV™ Thermostability Platform, a proprietary formulation and process that allows vaccines and biologics to preserve stability, potency, and safety. VBI is headquartered in Cambridge, MA with research operations in Ottawa, Canada and research and manufacturing facilities in Rehovot, Israel.

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VBI Contact

Perri Maduri, Communications Executive

Phone: (617) 830-3031 x124

Email: ir@vbivaccines.com

VBI Investor Contact

Nell Beattie

Director, Corporate Development and Investor Relations

Phone: (617) 830-3031 x128

Email: nbeattie@vbivaccines.com

VBI Vaccines Inc. | 222 Third Street, Suite 2241 | Cambridge, MA 02142 | 617-830-3031 | info@vbivaccines.com	2

Cautionary Statement on Forward-looking Information

Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation (collectively, “forward-looking statements”) that may not be based on historical fact, but instead relate to future events, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. All statements other than statements of historical fact included in this release are forward-looking statements. Such forward-looking statements include, but are not limited to, the design, purpose and implementation of the study, timing for receipt of results of the study, and the potential effects of Sci-B-Vac™.

Such forward-looking statements are based on a number of assumptions, including assumptions regarding the successful development and/or commercialization of the company’s products, including the receipt of necessary regulatory approvals; general economic conditions; that the parties’ respective businesses are able to operate as anticipated without interruptions; competitive conditions; and changes in applicable laws, rules and regulations.

Although management believes that the assumptions made and expectations represented by such statements are reasonable, there can be no assurance that a forward-looking statement contained herein will prove to be accurate. Actual results and developments may differ materially from those expressed or implied by the forward-looking statements contained herein and even if such actual results and developments are realized or substantially realized, there can be no assurance that they will have the expected consequences or effects. Factors which could cause actual results to differ materially from current expectations include: the failure to successfully develop or commercialize the company’s products; adverse changes in general economic conditions or applicable laws, rules and regulations; and other factors detailed from time to time in the company’s reports filed with the U.S Securities and Exchange Commission and the Canadian Securities Commissions.

Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on the company’s current expectations, and the company undertakes no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

VBI Vaccines Inc. | 222 Third Street, Suite 2241 | Cambridge, MA 02142 | 617-830-3031 | info@vbivaccines.com	3